November 9, 2009

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NW
Washington, D.C. 20549

Attention:	Michael R. Clampitt Mail Stop 4720

Re:	Cascade Bancorp Preliminary Proxy Statement on Schedule 14A File No. 000-23322

Dear Mr. Clampitt:

This letter sets forth the responses of Cascade Bancorp (the “Company” or “we”) to each of the comments contained in the letter dated November 9, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”).  We have attached for your review the changed pages from the proxy statement in response to these comments.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response.

Preliminary Proxy Statement on Schedule 14A

Background and Purpose of Proposals 1 and 2, page 8

1.
We note the representation that the TPS exchange will have no effect on the bank’s capital.  We also note the disclosure on page 13 of the Form 10-Q for the fiscal quarter ended September 30, 2009 that, as of September 30, 2009, the TPS qualified as Tier 1 and Tier 2 capital in the amounts of $30.5 million and $36 million respectively.  Please revised the disclosure in the preliminary proxy statement to explain why the exchange will not impact the bank’s capital (e.g., whether the gain on the extinguishment of the liability offsets the reduction in TPS, etc.)

RESPONSE: We have included the following disclosure immediately following the representation that the TPS exchange will have no effect on the bank’s capital on page 10 of the proxy statement: “At the Company level, approximately $30.5 million of the TPS is includable in Tier 1 capital. The redemption of the TPS will have a negligible impact on Tier 1 capital because the net gain on the extinguishment of the TPS liability will offset the elimination of the current TPS component of Tier 1 capital. Approximately $36.0 million of the TPS is includable in Tier 2 capital.  Accordingly, the Company’s total risk based capital will be reduced by approximately $ 36.0 million as a result of the TPS redemption.”

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any additional comments or questions may be addressed to Patricia L. Moss (541)-617-3517.

Sincerely,

/s/ Patricia L. Moss
President – Chief Executive Officer